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                                                                    Exhibit 23.2

           CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 6 to Registration Statement
No. 333-138595 of our report dated July 20, 2004, November 8, 2006 as to the effects of the restatement discussed in Note 1(b) and April 23, 2007 as to the effects of the reverse stock split discussed in Note 14 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 1(b)) relating to the financial statements of Ocean Power Technologies, Inc. and subsidiary for the year ended April 30, 2004, appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the headings "Selected Consolidated Financial Data" and "Experts" in such prospectus.


DELOITTE & TOUCHE LLP

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
April 23, 2007